April 4, 2007
Via Facsimile and courier
Lisa Haynes
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.
20549
Re:	The Bank of Nova Scotia Form 40-F for Fiscal Year Ended October 31, 2006 Filed December 19, 2006 File No. 002-09048
Dear Ms. Haynes:
This letter is in response to your comment letter dated March 22, 2007 to Mr. Richard E. Waugh in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the fiscal year ended October 31, 2006.
For your convenience, we have reproduced your comments along with your numbering system and included our responses below.
Form 40-F, filed December 19, 2006
Exhibit 99.3, Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
25. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 127
(g) Stock-based Compensation, page 128
1.	We note your disclosure on page 99 that as a result of the adoption of a new CICA Abstract addressing the accounting for stock-based compensation for employees eligible to retire before the vesting date, you recorded a cumulative effect adjustment of $25 million to opening fiscal 2006 retained earnings under Canadian GAAP. Your Canadian to US GAAP reconciliation on page 127 includes a $12 million transition adjustment for stock-based compensation. Please tell us and revise future filings to clarify what this adjustment is intended to represent in light of your disclosure on page 128 which indicates that you accounted for the change in your stock-based compensation on a prospective basis for awards granted in fiscal 2006.

In fiscal 2006, there was both a Canadian GAAP change and a US GAAP change with respect to stock-based compensation, however they were not identical as outlined below.

In July 2006, the CICA’s Emerging Issues Committee (EIC) issued a new Abstract, EIC-162, Stock-based compensation for employees eligible to retire before the vesting date. This Abstract requires that: i) compensation costs attributable to stock-based compensation awards granted to employees eligible to retire on the grant date be fully recognized on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the timeframe between the grant date and date of retirement eligibility. The Abstract requires the changes to be applied retrospectively, for all stock-based compensation awards accounted for in accordance with CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, in financial statements for periods ended on or after December 31, 2006 with early adoption encouraged. Previously, the Bank recognized such costs over the stated vesting period of the award for both Canadian and US GAAP purposes.

For Canadian GAAP purposes, the transition adjustment of $25 million (net of income taxes) as at November 1, 2005 recorded to opening retained earnings, related solely to the retrospective effect of applying EIC-162 to previously granted stock-based compensation awards to eligible-to-retire employees.

For US GAAP purposes, the Bank changed its method of accounting for stock-based compensation awards to eligible-to-retire employees on a prospective basis, consistent with the guidance provided by the SEC staff. For awards granted prior to the adoption of SFAS 123(R), the Bank continues to recognize compensation costs over the stated vesting period. For awards granted after SFAS 123(R) was adopted, the Bank uses the substantive requisite service period to recognize compensation costs for eligible-to-retire employees as determined in accordance with the guidance in SFAS 123(R), which is consistent in this respect with the guidance in EIC-162.

As such, there will continue to be a GAAP reconciling item for awards granted to eligible-to-retire employees in prior years, given that the associated compensation cost was reflected in the transition adjustment to opening retained earnings as at November 1, 2005 for Canadian GAAP but will continue to be amortized to expense over the stated vesting period for US GAAP.

The majority of the Bank’s stock-based compensation awards are liability awards under both Canadian and US GAAP. Accordingly, the transition adjustment of $12 million recorded by the Bank for stock-based compensation under US GAAP was principally the effect of measuring these liability awards at fair value as at November 1, 2005, rather than at intrinsic value as was previously performed, as required by paragraph 79 of SFAS 123(R).

For future filings, we will more clearly distinguish between application of Canadian and US GAAP to indicate what the US GAAP transition adjustment is intended to represent.

2.	As a related matter, your disclosure on page 99 indicates that for Canadian GAAP purposes, the fiscal 2006 income statement effect of adopting the stock compensation change in policy was a net income increase of $6 million. Your Canadian to US GAAP reconciliation on page 127 includes a $23 million current year adjustment to decrease US GAAP income for stock-based compensation. Please tell us and revise future filings to compare and contrast how the adoption of similar provisions for Canadian and US GAAP had varying impacts to fiscal 2006 operating results ($6 million increase to net income for Canadian GAAP compared to $23 million decrease to net income for US GAAP).

Overall, the effect of applying the provisions of EIC-162 on a retrospective basis by adjusting opening retained earnings has resulted in lower stock-based compensation expense relating to awards granted to eligible-to-retire employees for the remainder of fiscal 2006 under Canadian GAAP.

In contrast, the US GAAP adjustment of $23 million includes: (i) the effect of recording the Bank’s liability awards at fair value, rather than at intrinsic value as required under Canadian GAAP; and (ii) a component in respect of the effect of continuing to amortize previously granted stock-based compensation awards to eligible-to-retire employees over the stated vesting period.

For future filings, we will more clearly distinguish the differences between Canadian and US GAAP requirements as they relate to the adoption of similar provisions with varying impacts to operating results.
(h) Liabilities and equity, page 128
3.	We note your disclosure that dividends paid on preferred shares issued are classified as interest expense in accordance with Canadian GAAP as compared to a reduction of retained earnings in accordance with US GAAP. Please tell us why there is no reconciling adjustment for this difference in any period subsequent to 2004 as it appears per review of both your statement of changes in shareholders’ equity and statement of cash flows that you have paid preferred stock dividends for each of the periods presented in your filing.

Background to Comment Numbers 3 and 4

Effective November 1, 2004, the Bank adopted amendments to CICA Handbook Section 3860, Financial instruments — disclosure and presentation, where instruments that an entity either is required to, or has the option to, settle by issuing a variable number of its own equity shares were retrospectively classified as liabilities. As a result, the Preferred Shares Series 11 issued by the Bank and the preferred shares issued by Scotia Mortgage Investment Corporation (“SMIC”), were retrospectively classified as capital instrument liabilities rather than as equity. None of the Bank’s other preferred shares were affected, given their particular features, and continued to be classified as part of shareholders’ equity. Further, the Scotiabank Trust Securities issued by BNS Capital Trust were retrospectively presented as capital instrument liabilities rather than as non-controlling interest in subsidiaries.

The Preferred Shares Series 11 were redeemed in January 2004.

Response to Comment Number 3

There was no US GAAP reconciling item in 2005 and 2006 as the Preferred Shares Series 11 that were affected by the Canadian GAAP change were redeemed in 2004.

For US GAAP purposes, all of the preferred shares issued by the Bank, including the Preferred Shares Series 11, are classified as equity as none of the preferred shares contain an unconditional obligation requiring the Bank to redeem them by transferring assets at a specified or determinable date (or dates) or upon an event that is certain to occur. Accordingly, the US GAAP reconciling item of $14 million in fiscal 2004 related to the dividends paid on the Preferred Shares Series 11 that were treated as interest expense for Canadian GAAP purposes but as reductions of retained earnings for US GAAP purposes. All other dividends paid on the Bank’s outstanding preferred shares are accounted for as reductions of retained earnings for both Canadian and US GAAP purposes, as those preferred shares are classified as equity under both Canadian and US GAAP.

4.	We also note your disclosure that you reflected preferred shares issued by Scotia Mortgage Investment Corporation and the Scotiabank Trust Securities issued by BNS Capital Trust as capital instrument liabilities in accordance with Canadian GAAP, but as non-controlling interest in subsidiaries in accordance with US GAAP. Please tell us and revise future filings to clearly describe the features associated with these instruments as well as the US GAAP authoritative guidance you relied upon to support your accounting. Please refer to SFAS 150, EITF Topic No. D-98, and EITF 00-19.

In determining the appropriate accounting for the preferred shares issued by SMIC and the Scotiabank Trust Securities issued by BNS Capital Trust, we considered the features of these particular instruments as described in Note 13 to the consolidated financial statements in relation to the above mentioned US GAAP authoritative guidance, and determined that these securities are not considered liabilities under SFAS 150 as:
•	They do not embody an unconditional obligation requiring the issuer to redeem them for cash or other financial assets (and hence do not meet the criteria under paragraph 9 of SFAS 150 for classification as liabilities);

•	They are outstanding shares (and hence do not meet the criteria under paragraph 11 of SFAS 150 for classification as liabilities); and

•	These shares do not embody an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares (and hence do not meet the criteria under paragraph 12 of SFAS 150 for classification as liabilities).

We determined that these securities are not within the scope of EITF Topic No. D-98, Classification and measurement of redeemable securities, given, as noted above, they do not contain mandatory redemption provisions, nor are they redeemable for cash or other assets at either the option of the holder or upon the occurrence of events that are not solely within the control of the issuer.

We also determined that these securities are not within the scope of EITF Issue No. 00-19, Accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock as they are not freestanding derivative instruments.

The preferred shares issued by SMIC and the Scotiabank Trust Securities issued by BNS Capital Trust have been classified by the Bank in its US GAAP balance sheet as non-controlling interest in subsidiaries consistent with the guidance in Rule 5-02.27 of Regulation S-X.

In future filings, we will refine our discussion in the US GAAP reconciliation note to clarify the accounting treatment of these securities.
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The Bank acknowledges that:
•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require further information, please contact the undersigned, or Sean McGuckin, Senior Vice-President and Chief Accountant at 416-866-4862 or Love Mital, Vice-President, Finance at 416-866-3785.
Yours truly,
/s/  Luc A. Vanneste
Luc A. Vanneste
Executive Vice-President and Chief Financial Officer